Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders Series IV            Leaders Platinum Series I        Leaders Platinum Outlook Series I
Leaders Access Series IV        Leaders / Chase Series III        Huntington Leaders Series II
Leaders Plus Series IV        Leaders Ultra            Huntington Leaders Outlook Series IV
Leaders Outlook Series IV        Leaders Select Series II        Leaders Select Outlook Series II
Leaders Select Plus Series I        Leaders Foundation Series I        Leaders Foundation Edge Series I

Talcott Resolution Life Insurance Company Separate Account Three:
Director M Access            The Director M Edge        The Director M Plus
AmSouth Variable Annuity M Plus    The Director M Select Plus        The Director M Outlook
First Horizon Director M Outlook    Director M Platinum            AmSouth Variable Annuity M Outlook
The Director M Select Outlook    Huntington Director M Outlook    Wells Fargo Director M Outlook
Classic Director M Outlook

Talcott Resolution Life Insurance Company Separate Account Ten:
Putnam Capital Manager Series VIII/VIIIR    Putnam Capital Manager Edge Series III
Putnam Capital Manager Plus Series II/IIR    Putnam Capital Manager Outlook Series II/IIR
Putnam Capital Manager Series VII        Putnam Asset Manager Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Leaders Edge Series IV        Leaders Foundation Series I        Leaders Foundation Edge Series I

Talcott Resolution Life and Annuity Insurance Company Separate Account Three:
Director M Access            The Director M Edge        The Director M Plus

Talcott Resolution Life and Annuity Insurance Company Separate Account Ten:
Putnam Capital Manager Series VIII/VIIIR    Putnam Capital Access Series II/IIR
Putnam Capital Manager Plus Series II/IIR    Putnam Capital Manager Outlook Series II/IIR
Putnam Capital Manager Edge Series III    Putnam Capital Manager Series VII

September 30, 2022 update to product notices dated May 2, 2022

This update to the product notice is related to a change to the fee of the Putnam VT Small Cap Value Fund since the product notice dated May 2, 2022. This may not reflect all of the changes that have occurred since you entered into your Contract. The change is related to:
Appendix A - Funds Available Under the Contract
This supplement is for informational purposes and requires no action on your part.

In Appendix A - Funds Available Under the Contract: the following fund fee is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Putnam VT Small Cap Value Fund - Class IB Adviser: Putnam Investment Management, LLC Subadviser: Putnam Investments Limited	1.00%

This update should be retained for future reference.

HV-7929